Response Biomedical Corporation Receives Conditional Listing
Approval from the Toronto Stock Exchange

NEWS RELEASE
FOR IMMEDIATE RELEASE

Vancouver, British Columbia, November 6, 2007 – Response Biomedical Corporation (TSX-V: RBM, OTCBB: RPBIF) is pleased to announce that the Toronto Stock Exchange (TSX) has conditionally approved the Company’s application for listing its common shares on the TSX. Listing on the TSX will be subject to the Company filing satisfactory final documentation with the TSX. The Company will issue a news release when final listing approval has been granted by the TSX.

About Response Biomedical
Response Biomedical develops, manufactures and markets rapid on-site diagnostic tests for use with its portable RAMP® Platform for clinical and environmental applications. RAMP® represents a new paradigm in diagnostics that provides high sensitivity and reliable information in minutes. It is ideally suited to both point-of-care testing and laboratory use. The RAMP® system consists of a portable fluorescent reader and single-use disposable test cartridges, and has the potential to be adapted to more than 250 medical and non-medical tests currently performed in laboratories. RAMP® clinical tests are commercially available for the early detection of heart attack and congestive heart failure.

In late 2006, the Company formed a strategic alliance with 3M Company to commercialize rapid infectious disease tests. In the non-clinical market, RAMP Tests are currently provided for the environmental detection of West Nile Virus, and Biodefense applications including the rapid on-site detection of anthrax, smallpox, ricin and botulinum toxin. Several other product applications are under development. The Company has achieved CE Marking and its Quality Management System is registered to ISO 13485: 2003 and ISO 9001: 2000.

Response Biomedical is a publicly traded company, listed on the TSX Venture Exchange under the trading symbol "RBM" and quoted on the OTC Bulletin Board under the symbol "RPBIF". For further information, please visit the Company's website at www.responsebio.com.

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The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of this release.

Statements contained in this press release relating to future results, events or developments, for example, statements containing the words "believes," "may," "could", "plans," "will," "estimate," "continue," "anticipates," "intends," "expects", “goal” and similar expressions, are "forward-looking statements" or “forward-looking information” under applicable United States and Canadian securities laws. Forward-looking statements or information may involve, but are not limited to, comments with respect to our planned activities, business plan and strategies and their future implementation, and our expectations for our financial condition and the results of, or outlook for, our business operations generally. Forward-looking statements or information are subject to the related assumptions made by us and involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from those expressed or implied by such statements or information.

Many of such risks, uncertainties and other factors form part of our underlying assumptions, and include, among other things, financial risks that would affect our operations such as our available working capital and cash flows and whether and for how long available funds will be sufficient to fund our operations and our ability to raise additional capital as and when needed; relationships with strategic alliance partners to develop and commercialize products; technological changes that impact our existing products or our ability to develop and commercialize our products; our ability to obtain and enforce timely patent and other intellectual property protection for our technology and products; liability for patent, product liability and other claims asserted against us; commercialization limitations imposed by patents owned or controlled by third parties; adverse results or unexpected delays in product development and clinical trials; our ability to retain, and our reliance upon, alliance partners; our ability to effectively and efficiently manage the planned growth of our operations; our ability to obtain, and the timing of, necessary regulatory approvals; market acceptance of our products and the size of our markets; changes in business strategy or development plans; and other factors referenced in our annual report on Form 40-F and other filings with Canadian and United States securities regulatory authorities.

Given these uncertainties, assumptions and risks, readers are cautioned not to place undue reliance on such forward-looking statements or information. We disclaim any obligation to update, or to publicly announce any revisions to, any such statements or information to reflect future results, events or developments.

Response Biomedical Contacts:
Bill Wickson	Brian Korb
Manager, Investor Relations	Vice President
Response Biomedical Corporation	The Trout Group LLC
Tel (604) 456-6073	Tel: (646) 378-2923
Email: bwickson@responsebio.com	Email: bkorb@troutgroup.com

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